Danaos Corporation

14 Akti Kondyli

185 45 Piraeus

Greece

June 21, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Danaos Corporation
Registration Statement on Form F-1 (File No. 333-161133)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Danaos Corporation (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-161133), including all exhibits thereto (the “Registration Statement”).  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

We would appreciate it if you would please provide to the undersigned, facsimile number +30 210 419 6489 and to the Company’s counsel, Stephen Farrell of Morgan, Lewis & Bockius LLP, facsimile number 212-309-6001, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Should you have any questions regarding this matter, please contact the undersigned at +30 210 419 6480 or Stephen Farrell at 212-309-6050.

Sincerely,
/s/ Dr. John Coustas
Dr. John Coustas
President and Chief Executive Officer